Exhibit 99.2

A2Z Cust2Mate Solutions Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2026

(Expressed in U.S. Dollars)

August 12, 2026

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The following Management’s Discussion and Analysis (“MD&A”) for A2Z Cust2Mate Solutions Corp (“A2Z” or the “Company”) is prepared as of August 12, 2026, and relates to the financial condition and results of operations of the Company for the three and six months ended June 30, 2026. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2025, and with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“collectively IFRS Accounting Standards or IFRS”).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”.

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

Overview

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”), on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3; telephone +16475585564. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone 1-800-221-0102, as its agent for service of process in the United States. The Company’s operational offices are located at Shahar Tower, 4 Ariel Sharon St., Givatayim, Israel.

Our website address is www.cust2mate.com. Information contained on, or accessible through, our website is not a part of this interim report and the inclusion of our website address in this interim report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Similar information can also be found under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/home/.

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B.	Business Overview

Business of the Company

We are an innovative technology company operating the following complementary business lines through our subsidiaries:

(i) development and commercialization of a connected in-store commerce platform for retailers, including smart cart-based shopper engagement, retail media and in-store intelligence capabilities, designed primarily for grocery stores and supermarkets (the “Cust2Mate Platform”);

(ii) manufacture of precision metal parts;

In 2020, we began to develop smart carts for the retail industry, with the aim of becoming the leading mobile checkout system in the international market by providing the optimal solution for shoppers and supermarket retailers. We have since focused the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate platform, as management currently believes our operational capabilities are most effectively leveraged by growing market share in the smart cart industry.

On February 3, 2022, we completed the acquisition of precision metal parts manufacturer Isramat.

As of the date of this interim report, the Company has two key operating subsidiaries, both incorporated under the laws of Israel: (1) Cust2mate Ltd. and (2) Isramat Ltd. On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc., its subsidiary incorporated on July 12, 2023, under the laws of Delaware.

Smart Cart Products and Services

The Cust2Mate Platform is a connected in-store commerce platform that enables retailers to digitize the in-store shopping journey through smart cart-based shopper engagement, centralized platform management, retail media and in-store intelligence. The platform combines connected shopper technology, software, infrastructure and retailer integrations to support product identification, basket management, flexible checkout, personalized shopper engagement and real-time operational visibility, while helping retailers improve operational efficiency and generate actionable shopper insights.

The Cust2Mate Platform combines scanning, computer vision, security scales and AI-based basket validation technologies with a detachable, large screen SmartPanel that provides shoppers with real-time shopping information, personalized engagement, retail media and flexible checkout capabilities. The platform is designed to support accurate product identification, reduce operational friction and integrate with retailers’ existing technology infrastructure.

For retailers, the Cust2Mate Platform provides centralized operational visibility, supports efficient store operations, strengthens product identification and loss prevention, enables retail media and in-store intelligence, and generates actionable data insights into shopper behavior. The platform is designed to help retailers increase shopper engagement, support larger basket sizes and improved product mix through personalized digital interactions, and integrate with existing technology infrastructure, including point-of-sale, product, pricing, loyalty and payment systems.

The Cust2Mate Platform also supports retail media, enabling retailers and brand partners to deliver targeted promotions, advertisements and other digital content throughout the shopping journey, while creating additional revenue opportunities and enhancing shopper engagement.

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During the quarter, we unveiled our next-generation Connected In-Store Commerce Platform, marking a significant evolution from a product-centric offering to a unified enterprise platform for modern retail. The platform connects shopper engagement, store operations, retail media and in-store intelligence through a scalable architecture designed for efficient manufacturing, large-scale deployment and chain-wide operations. Built on four connected platform elements and three integrated solutions—ShopMate, MediaMate and InsightMate—the platform is designed to support retailers’ digital transformation while creating new recurring revenue opportunities.

The Cust2Mate Platform supports multiple cart configurations, ranging from 75-liter to 275-liter formats, allowing retailers to deploy a consistent technology platform across different store formats and shopping missions. All configurations are built on the same detachable SmartPanel architecture, software platform and security capabilities, providing flexibility to meet the operational needs of supermarkets, urban grocery stores, drugstores, duty-free shops and other retail environments.

The Company utilizes third-party manufacturing partners and dedicated production facilities to manufacture its products, enabling scalable production and supply chain and supporting global customer deployments.

In September 2025, we launched a dedicated Retail Media Division to advance a business model that combines smart cart subscriptions with retail media and digital commerce services. Through the Cust2Mate Platform, the Company monetizes its technology through two primary revenue streams: (i) recurring smart cart subscriptions and (ii) retail media and related digital services.

The Company generates revenue through a combination of platform hardware sales and recurring subscription fees under multi-year customer agreements. In addition, the Company expects to generate recurring revenue from retail media and related digital services delivered through the Cust2Mate Platform, serving both existing platform customers and additional retail media customers.

Significant developments during the period

On January 2, 2026, the Company announced that Bentsur Joseph stepped down from his role as director and Chairman of the Board of Directors of the company and all its subsidiaries, effective December 31, 2025. Gadi Graus was appointed as Interim Chairman immediately following Mr. Joseph’s resignation.

On January 5, 2026, we announced that the Company’s smart carts will be available at select stores of Migros Ticaret A.S. Company expects the carts to be available Q1, 2027.

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20 million of Common Shares of the Company up to a value of $20,000 but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of the date of this report, the Company repurchased a total of 1,066,541 shares with a value of $6.7 million (net of commissions). On July 30, 2026, the 1,066,541 were cancelled.

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On January 12, 2026, the Company announced its expansion into the toy retail sector with purchase orders from Toys “R” Us Israel and The Red Pirate, two leading Israeli toy retail chains. The retailers have ordered a total of 2,000 A2Z Cust2Mate smart carts, paying monthly fees over a 60 month period, with a minimum contract value of $15 million, not including additional retail media revenues. Deployment is scheduled to commence Q3, 2026.

On January 14, 2026, the Company announced the launch of a dedicated Retail Media Division.

On April 6, 2026, the Company entered a five-year strategic agreement, valued at approximately $50 million, to deploy 4000 smart carts across Carrefour Israel stores, alongside a comprehensive data, retail media and digital services collaboration. The rollout is set to begin in the third quarter of 2026 across six Carrefour Israel flagship stores and includes end to end delivery of smart carts, charging infrastructure, advanced software systems, as well as full implementation, training, and long-term support. No later than May 30, 2026 a detailed Service Level Agreement is expected to be finalized, including the key performance indicators that the smart carts are required to meet.

On April 7, 2026, the Company received formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the annual meeting requirement for continued listing set forth in Nasdaq’s Listing Rule 5620.

On April 30, 2026, the Company and HaStock, a leading and fast-growing home goods retail chain in Israel, with over 50 stores nationwide, announced the deployment of 2,000 Cust2Mate smart shopping carts, at three key stores in Haifa, Beer Sheba, and Petach Tikva. Over the five-year agreement, smart cart revenues are expected to exceed US$21M. In addition, the agreement includes a comprehensive collaboration across data, retail media, and digital services to be managed by A2Z Cust2mate. The companies will share in the resulting revenue. During the second quarter of 2026 we were able to deliver 950 units.

On May 5, 2026, the Company announced new retail media agreements to advertise leading brands Under Armor, Santa Barbara Polo Club, Slazenger, Rollox and SwissBrand on its smart cart shopping platform in Israel, further accelerating the expansion of its Retail Media business.

On May 14, 2026, the Company announced that it had received a firm proposal from one of Israel’s largest commercial banks, to provide a $30 million line of credit to support the large-scale manufacturing and deployment of its smart shopping carts. The financing facility, provided under standard commercial terms, will allow Cust2Mate to manufacture its smart carts at scale without the need to raise additional equity capital or utilize existing cash reserves, supporting the Company’s continued expansion into global markets.

On June 11, 2026, the Company announced that its dedicated mass production facilities in China had become fully operational, with large-scale manufacturing now underway. This milestone significantly expands the Company’s production capacity, shortens lead times and enhances manufacturing efficiency, providing the capability to support increasing customer demand and larger-scale deployments across multiple markets. With manufacturing now operating at scale, the Company has commenced shipments to support both existing customer rollouts and new deployments.

On July 13, 2026, the Company announced the appointment of Gadi Levin as the new CFO, Mr. Levin brings a wealth of public company experience and a proven track record of disciplined financial management and corporate development.

In late July 2026, the Company commenced an organizational realignment designed to align its cost structure with the next phase of its commercial growth. As development of its next-generation platform reaches maturity, the Company is reducing resources in certain research and development and administrative functions while expanding its deployment, sales and customer-facing capabilities. Once fully implemented, management expects these initiatives to reduce annual operating expenses by approximately $7 million, while preserving the Company’s core technology, customer support and delivery capabilities.

On August 11, 2026, the Company announced a follow-on purchase order from Sapir Group, for an additional 4,000 Cust2Mate smart shopping carts, expanding Sapir Group’s total commitment to 7,000 smart carts. The follow-on order brings the total value of Sapir Group’s orders to approximately $84 million over the life of the agreements.

The expanded order follows significant growth in Sapir Group’s retail footprint. Over the past two years, the group has acquired approximately 20 stores previously operated by Carrefour Israel, substantially expanding its store network and increasing the potential scale of the Cust2Mate deployment.

The increased commitment from Sapir Group further strengthens A2Z Cust2Mate’s contracted deployment pipeline and reflects the Company’s strategy of expanding with retail partners as they scale their store networks and deepen adoption of the Cust2Mate platform.

In addition, the Company announces that it is currently renegotiating with Carrefour Israel the terms and conditions of its previously announced Carrefour Israel purchase order.

Commercial Execution and Growth Initiatives

During the first half of 2026, the Company continued to make progress in executing its commercial growth strategy through increased customer deployments, expansion of its operational capabilities and continued investment in its commercialization infrastructure.

During the second quarter, the Company delivered approximately 950 Smart Carts, compared to approximately 500 units during the first quarter of 2026, bringing cumulative deliveries to approximately 3,350 units as at June 30, 2026. Based on its existing contracted backlog and purchase orders, the Company continues to expect to deliver approximately 10,000 Smart Carts by the end of 2026 and approximately 19,000 Smart Carts by the end of 2027.

These targets are based on existing customer commitments and do not include potential future customer contracts or order expansions. (Forward-looking information.)

The Company also continued to expand deployments with both new and existing customers. During the quarter, the Company commenced deliveries to HaStock, one of Israel’s largest home goods retailers, and delivered approximately half of the 2,000 Smart Carts covered under the customer’s initial order. Following quarter end, the Company also commenced deliveries to the Sapir Group under its previously announced order for approximately 3,000 Smart Carts. In addition, the Company expects to continue deliveries during the second half of 2026 to previously announced customers, including Toys “R” Us Israel and The Red Pirate, supporting continued growth in its installed base.

To support increasing deployment activity, the Company continued to strengthen its operational infrastructure. During the quarter, further progress was made in developing the Company’s regional operational hubs in Panama and Bulgaria, including enhancements to deployment processes, customer support capabilities and regional logistics. These hubs are expected to support future international deployments and improve execution as customer rollouts continue to expand.

Looking ahead, the Company continues to pursue opportunities outside Israel and expects to commence deployments with two or more retailers outside Israel by the end of 2026. Management believes that its expanded manufacturing capacity, strengthened operational infrastructure and growing installed customer base position the Company to support continued commercial expansion across multiple markets.

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Results of operations for the three and six months ended June 30, 2026, and 2025 (in thousands of U.S. Dollars, (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues	$5,904	$1,160	$9,221	$2,707
Cost of revenues	3,392	890	6,570	1,857
Gross profit	2,512	270	2,651	850

Expenses:
Research and development costs	$3,991	$3,919	$6,921	$5,230
Sales and marketing costs	2,676	828	4,870	1,256
General and administration expenses	3,435	2,320	6,477	7,736
Operating loss	(7,590)	(6,797)	(15,617)	(13,372)

Loss on revaluation of warrant Liabilities	-	(4,135)	-	(3,735)
Financial income (expense), net	254	(223)	-	187
Net loss for the period from continuing operations	(7,336)	(11,155)	(15,617)	(16,920)
Net loss for the period from discontinued operations	-	(1,436)	-	(2,425)
Net loss for the period	$(7,336)	$(12,591)	$(15,617)	$(19,345)

Less: Net loss attributable to non-controlling interests	(179)	(76)	(388)	(408)
Net loss attributable to controlling shareholders	(7,157)	(12,515)	(15,229)	(18,937)
Net loss for the period	$(7,336)	$(12,591)	$(15,617)	$(19,345)
Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	2,075	(274)	2,651	536
Other comprehensive income	2,075	(274)	2,651	536

Total comprehensive loss for the period	(5,261)	(12,865)	(12,966)	(18,809)

Less: Comprehensive loss attributable to non-controlling interests	(179)	(76)	(388)	(408)
Comprehensive loss attributable to the Company’s shareholders	(5,082)	(12,789)	(12,578)	(18,401)
Total comprehensive loss for the period	$(5,261)	$(12,865)	$(12,966)	$(18,809)
Basic and diluted loss per share from continuing operations	$(0.16)	$(0.31)	$(0.34)	$(0.48)
Basic and diluted loss per share from discontinued operations	$-	$(0.04)	$-	$(0.07)

Weighted average number of shares outstanding	44,749,055	35,304,220	44,155,780	34,177,189

Three months ended June 30, 2026, compared to the three months ended June 30, 2025 (unaudited, in thousands of U.S. Dollars):

Revenues

	Three months ended
	June 30,
	2026	2025

Smart Carts	$4,413	$181
Precision Metal Parts	1,491	979
	$5,904	$1,160

Revenues for the three months ended June 30, 2026, were $5,904 thousand as compared to $1,160 thousand for the three months ended June 30, 2025. The increase is due primarily to the increase in sales from the Company’s smart carts segment.

While revenues from the smart cart division are currently derived from only a few customers, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended June 30, 2026, was $3,392 thousand as compared to $890 thousand for the three months ended June 30, 2025. The increase is due primarily to the increase in cost of revenues from the Cust2Mate division (increased production costs) and the Company’s Smart carts (increased payroll costs).

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Research and development expenses

Research and development expenses relate to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $3,991 thousand for the three months ended June 30, 2026, as compared to $3,919 thousand for the three months ended June 30, 2025. The increase is due mainly to the increase in payroll and related expenses and subcontractor and outsourced work in the three months ended June 30, 2026 and decrease in share-based expenses in the three months ended June 30, 2026.

Sales and marketing expenses

Sales and marketing expenses were $2,676 thousand for the three months ended June 30, 2026, as compared to $828 thousand for the three months ended June 30, 2025. The increase is due mainly to the increase in payroll and related expenses and in share-based expenses in the three months ended June 30, 2026.

General and administrative expenses

General and administrative expenses were $3,435 thousand for the three months ended June 30, 2026, as compared to $2,320 thousand for the three months ended June 30, 2025. The increase is primarily due to the increase in investor relations which amounted to $741 thousand for the three months ended June 30, 2026, compared to $24 thousand for the three months ended June 30, 2025.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the three months ended June 30, 2026, was $Nil thousand as compared to a loss of $4,135 thousand for the three months ended June 30, 2025.

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Financial income (expenses), net

Financial income for the three months ended June 30, 2026 were $254 thousand as compared to financial expenses of $(223) thousand for the three months ended June 30, 2025. Financial income comprises mainly of interest gains from short-term deposits and unrealized gains. Financial expenses comprise of interest on loans, lease liabilities, and credit card charges.

Six months ended June 30, 2026, compared to the six months ended June 30, 2025 (unaudited, in thousands of U.S. Dollars):

Revenues

	Six months ended
	June 30,
	2026	2025

Smart Carts	$6,863	$375
Precision Metal Parts	2,358	2,332
	$9,221	$2,707

Revenues for the six months ended June 30, 2026, were $9,221 thousand as compared to $2,707 thousand for the six months ended June 30, 2025. The increase is due primarily to the increase in sales from the Company’s smart carts segment.

While revenues from the smart cart division are currently derived from a few customers, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the six months ended June 30, 2026, was $6,570 thousand as compared to $1,857 thousand for the six months ended June 30, 2025. The increase is due primarily to the increase in cost of revenues from the Cust2Mate division (increased productions costs) and the Company’s Smart carts (increased payroll costs).

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Research and development expenses

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $6,921 thousand for the six months ended June 30, 2026, as compared to $5,230 thousand for the six months ended June 30, 2025. The increase is due mainly to the increase in payroll and related expenses in the six months ended June 30, 2026.

Sales and marketing expenses

Sales and marketing expenses were $4,870 thousand for the six months ended June 30, 2026, as compared to $1,256 thousand for the six months ended June 30, 2025. The increase is due mainly to the increase in payroll and related expenses in the six months ended June 30, 2026.

General and administrative expenses

General and administrative expenses were $6,477 thousand for the six months ended June 30, 2026, as compared to $7,736 thousand for the six months ended June 30, 2025. The decrease is primarily due to the decrease in share-based compensation which amounted to $1,244 thousand for the six months ended June 30, 2026, compared to $3,550 thousand for the six months ended June 30, 2025.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the six months ended June 30, 2026, was $Nil thousand as compared to a loss of $3,735 thousand for the six months ended June 30, 2025.

Financial income (expenses), net

Financial income for the six months ended June 30, 2026 were $nil thousand as compared to financial income of $187 thousand for the six months ended June 30, 2025. Financial income comprises mainly of interest gains from short-term deposits and unrealized gains. Financial expenses comprise of interest on loans, lease liabilities, and credit card charges.

REVIEW OF QUARTERLY RESULTS

(In thousands, unaudited)	30/06/2026	31/03/2026	31/12/2025	30/09/2025
Total revenues	$5,904	$3,317	$3,647	$1,547
Gross profit (loss)	$2,512	$139	$(282)	$526
Total comprehensive loss	$(5,261)	$(7,705)	$(18,303)	$(2,695)
Basic and diluted loss per share	$(0.16)	$(0.18)	$(0.42)	$(0.07)

(In thousands, unaudited)	30/06/2025	31/03/2025	31/12/2024	30/09/2024
Total revenues	$1,160	$1,547	$1,420	$1,572
Gross profit	$270	$580	$790	$690
Total comprehensive loss	$(12,865)	$(5,944)	$(11,879)	$(3,399)
Basic and diluted loss per share	$(0.31)	$(0.16)	$(0.40)	$(0.16)

Planned transition from IFRS to U.S. GAAP

The Company prepares its financial statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB), as permitted in the United States based on the Company’s qualification as a “foreign private issuer” under the rules and regulations of the U.S Securities and Exchange Commission (the “SEC”). As announced in our press release dated April 15, 2026, the Company intended to commence financial reporting in accordance with US Generally Accepted Accounting Principles (U.S. GAAP) instead of IFRS Accounting Standards (IFRS), effective beginning with its first quarter of 2026 financial reporting, subject to the completion of the transition process and any applicable regulatory requirements.

We are currently in the process of identifying any significant differences between IFRS and U.S. GAAP as they relate to our financial statements and we intend to report our audited financial statements for the year ended December 31, 2026 in accordance with U.S. GAAP, and not to make this change during the financial year.

Liquidity, Capital Resources and Going Concern

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2026, the Company had accumulated losses of $153,416 thousand and a net loss in the amount of $15,617 thousand for the six months ended June 30, 2026. As of the date of the issuance of the accompanied condensed consolidated interim financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities.

Borrowings

On June 14, 2026, Cust2Mate signed a financing arrangement with a leading Israeli Bank Leumi le-Israel B.M (“Bank Leumi”), pursuant to which the Bank Leumi has committed to provide aggregate facilities of up to NIS 92 million ($30.893 million) to finance inventory purchases for specified strategic customers.

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65% of the facility is available for 12 months and the balance for a 24-month period, subject to customary terms and conditions. Drawdowns will be repaid over periods of up to 36 months. Borrowings bear interest at a rate of prime +4% per annum. The Company incurred a one-time arrangement fee of NIS 368,000 ($124 thousand) upon establishment of the facility.

Cust2Mate has a NIS 10 million ($3.875 million) security deposit (classified as Restricted Cash in the Consolidated Statement of Position) pledged in favor of Bank Leumi as collateral for secured inventory financing arrangements. The restricted cash is not available for general corporate purposes without the lender’s consent and has been presented as a current asset because it supports the Company’s ordinary working-capital cycle and revolving inventory financing activities.

As at June 30, 2026, Cust2Mate received a drawdown of NIS 6.6 million ($2.217 million) under the facility. $843 thousand is recorded as a short-term liability and $1,374 is recorded as a long term liability. The net committed amount of NIS 85.4 million ($28.677 million) remains available to support future working-capital requirements.

The agreements contain customary affirmative and negative covenants, including requirements to provide periodic financial information, maintain legal existence and operating licenses, preserve insurance coverage, comply with applicable laws and regulations, and refrain from granting additional liens or encumbrances without prior approval. In addition, the Company has also granted a lien over certain customer agreements in favor of the Bank Leumi.

Following the equity raised during the year ended December 31, 2025, and the above mentioned debt financing, the Company has sufficient working capital for at least the next 12 months from the date of this report.

Cash flows

During the six months ended June 30, 2026, the Company’s overall position of cash decreased by $1,369 thousand (before the effects of foreign exchange movements) as compared to an increase of $14,241 thousand for the six months ended June 30, 2025. This decrease can be attributed to the following activities:

Operating activities - The Company’s net cash used in operating activities during the six months ended June 30, 2026, was $21,776 thousand as compared to $9,687 thousand for the six months ended June 30, 2025. The increase is due to the increase in the long-term trade receivables.

Investing activities - Cash provided from investing activities for the six months ended June 30, 2026, was $23,659 thousand as compared to $8,128 thousand used in investing activities during the six months ended June 30, 2025.

Financing activities - Cash used in financing activities for the six months ended June 30, 2026, was $3,252 thousand, and was mainly due to the purchase of treasury stock in the amount of $5,820 thousand, offset against the receipt of loans in the amount of $2,199 thousand and the exercise of warrants in the amount of $946 thousand. Cash provided from financing activities for the six months ended June 30, 2025, was $32,056 thousand, and was mainly due to the issuance of shares and warrants in the amount of $27,395 thousand, the exercise of options in the amount of $337 thousand and transactions with non-controlling interests of $1,850 thousand, offset by repayment of loans in the amount of $849 thousand.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include research and development, product development, sales and marketing and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

Off-Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The Company has contractual obligations arising in the ordinary course of business, including lease obligations, financing arrangements and purchase commitments. There have been no material changes from those disclosed in the Annual Report other than those described elsewhere in this MD&A.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in the MD&A section in our Annual Report.

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MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During 2025, six key control areas were tested. Based on testing performed, controls over cash, equity, payroll and financial reporting were determined to be effective however, material weaknesses were identified in controls over procurement to pay and inventory management and counts.

To remediate the material weakness in our internal controls noted above, we have commenced remedial measures and are taking additional measures to remediate this material weakness. First, during the first quarter of 2026, we rolled out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we have strengthened our controls over procurement to pay and inventory management and counts. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS. Improvements continued into the second quarter as well.

There were no other changes (other than what has been reported above) in internal control over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 44,026,467(*) Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
3,200	Warrants	October 2, 2026	$1.88
183,751	Warrants	January 29, 2030	$8.00
324,625	Warrants	September 16, 2030	$10.00
6,670	Options	October 28, 2026	$14.07
360,000	Options	August 2, 2032	$6.26
120,000	Options	August 21, 2032	$7.04
220,000	Options	January 4, 2033	$2.90
100,000	Options	January 4, 2033	$2.90
40,000	Options	November 25, 2027	$3.54
81,000	Options	April 18, 2033	$2.81
431,000	Options	August 14, 2034	$1.78
105,000	Options	January 15, 2035	$6.40
500,000	Options	February 2, 2035	$6.40
30,000	Options	June 20, 2035	$1.775
153,666	Options	June 20, 2035	$6.40
154,000	Options	October 9, 2035	$8.00
500,000	Options	December 30, 2035	$6.00
1,210,500	Options	December 30, 2035	$8.00
25,000	Options	March 27, 2036	$8.00
4,548,412

(*) On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20 million of Common Shares of the Company up to a value of $20 million but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of the date of this report, all the shares purchased in the Buyback have been cancelled.

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The Company may require additional financing in the future. There can be no assurance that additional debt or equity financing will be available on acceptable terms or at all.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca/home/.

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